UMC Announces Completion of Tender Offer to UMC Japan

Taipei, Taiwan, R.O.C. – December 15, 2009 –United Microelectronics Corporation (NYSE: UMC, TSE: 2303) (“UMC”) announced today the successful completion of a Tender Offer to UMC Japan (stock code: 6939, JASDAQ.) (“UMCJ”).

The goal was to obtain common stocks, preemptive rights and stock acquisition rights in UMCJ through a tender offer (the “Tender Offer”) made by UMC’s 100% owned subsidiary, Alpha Wisdom Limited, starting from October 29, 2009 to December 14, 2009. As of the last day of the Tender Offer period, 403,368 shares were tendered, exceeding the announced minimum threshold of 273,603 shares. The shares tendered and share consideration will be settled on December 21, 2009.

UMC intends to initiate certain squeeze-out procedures under the Japanese Companies Act, thereby acquiring 100% of the outstanding shares of UMCJ. As a consequence, UMC anticipates that UMCJ shares will be delisted in accordance with the criteria for delisting stock of Jasdaq Securities Exchange, Inc. Ultimately, when these steps have been completed, UMC anticipates corporate reorganization or restructuring of UMCJ so that it will be operated and managed as part of the UMC Group.

UMC views the Tender Offer, and the subsequent reorganization and structuring, as beneficial to enhance the speed of and realize further efficiency of UMC Group management, maximizing overall corporate value and competitiveness for the UMC Group and its customers, thus eventually increasing shareholders’ equity.